

January 29, 2009

By facsimile to (212) 735-2000 and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

Re: Pzena Investment Management, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-3
        Filed January 20, 2009
        File No. 333-155354
        Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 1-33761

Dear Mr. Palladino:

        We reviewed the filing and have the comments below.


S-3

Exhibit 5.1

1.   Provide written confirmation of counsel's concurrence with our understanding that the
        opinion's reference to the Delaware General Corporation Law includes the statutory
        provisions, all applicable provisions of the Delaware constitution, and any reported
        judicial decisions interpreting these laws.

2.   We note that the opinion is dated as of January 16, 2009 and that the opinion is qualified
        as of that date. Since the opinion must speak as of the date of the registration statement's
        effectiveness, please revise. Alternatively, Pzena must file a new opinion immediately
        before the registration statement's effectiveness.

<u>10-K</u>

<u>General</u>

3.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Operating Results</u>

<u>Assets Under Management and Flows, page 45</u>

4.   We note your response to prior comment 4. We continue to believe that you should present and discuss each component of net flows on a gross basis so that readers can clearly identify any trends depicted by each category of cash inflows and outflows. As we previously stated, we believe that these trends may be obscured by a net presentation. We note your concerns in providing this data. For example, you state that if you experience a high volume of redemptions by existing clients which are largely or entirely offset by a high volume of investment of new assets by new or existing clients, the gross amount of client redemptions could convey the impression that your business prospects have been weakened. We believe that disclosing the redemption amounts and amounts invested by new or existing clients is relevant data that should be provided and fully explained if necessary. We also believe that your concerns noted should be addressed by providing supplemental clarifying disclosure. Please separately present and discuss each component of net flows, including redemptions.

5.   We note your response to prior comments 5 and 22. If your investment strategies result in significant investments in a particular sector, we urge you to discuss and disclose the risks of that sector.

<u>September 30, 2008 10-Q</u>

<u>General</u>

6.   Please address the above comments in your interim filings as well.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, NY 10036